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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 4)*




                          Bryn Mawr Bank Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock Par Value $1.00 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  117665-10-9
        _______________________________________________________________
                                (CUSIP Number)

           Robert L. Stevens, Chairman, Bryn Mawr Bank Corporation,
         801 Lancaster Avenue, Bryn Mawr, Pa 19010-3396 (610) 526-2300
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                      **
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


** Mr. Robert L. Stevens is filing this amended Schedule 13D to reflect his status under Rule 13d-1 et seq. as a passive investor (as defined in SEC Release No. 34-39539).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 117665-10-9                                    PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Robert L. Stevens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          171,946
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,075
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          211,541
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,075
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      224,616
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)   The 3rd row is for SEC internal use; please leave blank.

ITEM 1.  SECURITY AND ISSUER

     Common Stock $1.00 par value of Bryn Mawr Bank Corporation

          Bryn Mawr Bank Corporation
          801 Lancaster Avenue
          Bryn Mawr, PA   19010-3396

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Robert L. Stevens

     (b)  89 Summit Grove Avenue
          Bryn Mawr, PA   19010


     (c) Chairman of Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company, 801 Lancaster Avenue, Bryn Mawr, PA 19010-3396

     (d) Mr. Stevens has not been convicted in a criminal proceeding during the last five (5) years or at any time

     (e) The undersigned, Mr. Stevens, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and this was not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Bryn Mawr Bank Corporation ("BMBC") owned by the undersigned, Mr. Stevens, include (i) 142,500 shares which Mr. Stevens has a right to acquire through the exercise of stock options granted from time to time to Mr. Stevens pursuant to BMBC's stock option plans; (ii) 39,595 shares held by Mr. Stevens based on his interest in BMBC's Thrift and Savings Plan; (iii) 40,121 shares which Mr. Stevens owns directly or beneficially with others and, (iv) 2400 shares owned in trust by his spouse.


     It is Mr. Stevens' current intention to use personal funds and/or a portion of the shares of BMBC common stock which he owns to exercise the outstanding options to acquire BMBC stock over time and prior to the respective expirations of the options. Mr. Stevens does not plan, at this time, to exercise any of the options to acquire BMBC common stock by using borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The subject shares of BMBC have been acquired for investment purposes. Mr. Stevens may dispose of shares of BMBC from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. Mr. Stevens may also acquire additional shares of BMBC stock in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

     Except as set forth above in this Item 4, Mr. Stevens has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this statement, Mr. Stevens beneficially owns 224,616 shares of BMBC constituting 5.03% of BMBC's issued and outstanding shares of common stock based upon an aggregate of 4,322,931 shares of common stock of the Issuer issued and outstanding as of January 17, 2002, (as determined by the issuer) plus 142,500 shares subject to Mr. Stevens' options.

     (b) Mr. Stevens has sole power to direct the disposition of 211,541 of the subject shares and shared despositive power with respect to 13,075 of the subject shares. Mr. Stevens has sole voting power with respect to 171,946 of the subject shares and shared voting power with respect to 13,075 of the subject shares. The shares representing Mr. Stevens interest in BMBC's Thrift and Savings Plan are voted by the Plan Trustee.


     (c)  None

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Robert L. Stevens
                              ---------------------------
                              Robert L. Stevens

February 12, 2001



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